Exhibit 99.1

Constellium Announces Redemption of Wise’s 9 3⁄4% / 10 1⁄2% Senior PIK

Toggle Notes due 2019

Amsterdam, November 7, 2016 – Constellium N.V. (NYSE and Euronext: CSTM) today announced that its subsidiaries, Wise Metals Intermediate Holdings LLC and Wise Holdings Finance Corporation, have called for redemption their 9 3⁄4% / 10 1⁄2% Senior PIK Toggle Notes due 2019 (the “Notes”) pursuant to the terms of the indenture governing the Notes. Constellium expects to complete the redemption on December 5, 2016. The redemption price for the Notes is 104.875% of the aggregate outstanding principal amount thereof, plus accrued and unpaid interest. Constellium intends to use cash on hand to pay the redemption price. This transaction reflects management’s confidence in the Company’s liquidity position and will reduce gross debt and related interest costs.

About Constellium

Constellium (NYSE and Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.2 billion of revenue in 2015.

www.constellium.com

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,”

Constellium

Delphine Dahan-Kocher – Communications

Phone: +1 (212) 858 9963

delphine.dahan-kocher@constellium.com

Paul Blalock – Investor Relations North America

Phone: +1 (212) 675-5450

Frédéric Dunod – Investor Relations Europe

Phone: +33 (0)1 73 01 41 05

Investor-relations@constellium.com

Hill+Knowlton Strategies (Media & Investors)

Peter Poulos

Phone: +1 (212) 885-0588

peter.poulos@hkstrategies.com

Media relations Constellium Corporate

Emilie Humann

Phone: +33 (0)7 77 26 24 60

emilie.humann@clai2.com

“targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise Metals to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the acquisition of Wise Metals, which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees as a result of the acquisition of Wise Metals or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the acquisition of Wise Metals; disruptions to business operations resulting from the acquisition of Wise Metals; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.